

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-mail</u>
René F. Jones
Executive Vice President and Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY 14203

> **Re:** **M&T Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed and Amended August 9, 2012**
> **Form 8-K Filed August 31, 2012**
> **File No. 001-09861**

Dear Mr. Jones:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

1.   Your risk factors section provides a generic description of risks facing registrants in the financial services industry and in your market areas. Please provide a revised risk factor section with a view to including it in future filings, beginning with your next Form 10-Q. The discussion should describe with specificity the particular factors that make an investment in your securities speculative or risky and explain how each risk affects your

operations or financial condition. Each risk factor discussion should follow a sub caption describing the risk. See Item 503 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 4. Loans and leases, page 116

2.   You disclose on page 121 that loans that were modified as troubled debt restructurings during the twelve months ended December 31, 2011 and for which there was a subsequent payment default were not material. Please address the following:

   - Tell us how you define a payment default for each class of loans within the context that it is utilized here. Specifically, address how you define a payment default when loans are in forbearance or otherwise granted a delay of payment.

   - Tell us how you assessed materiality for purposes of concluding that subsequent payment defaults were immaterial. Specifically, address how you considered the percentage of loan modifications that subsequently defaulted within the last twelve months and whether multiple loan modifications or forbearance periods were required for a particular loan/borrower.

   - Given that the pre-modification recorded investment of troubled debt restructurings during 2011 were $332 million, or 26.5% of nonperforming assets, please consider revising your disclosure in future filings to include the success rates of your loan modifications by loan type within Management's Discussion and Analysis.

Note 5. Allowance for credit losses, page 122

3.   We note your disclosure on page 122 that acquired loan balances are generally evaluated for recoverability on an aggregated basis by loan type. We also note your disclosure on page 108 that the most significant fair value determination where you were required to estimate expected cash flows related to the fair valuation of acquired loans. Please tell us if you aggregate acquired loans into multiple loan pools, and, if so, discuss how you determined the pools, including the common risk characteristics used, for the purposes of applying the recognition, measurement and disclosure provisions of ASC 310-30. In your response, specifically address how you considered the criteria in ASC 310-30-15-6.

Note 8. Goodwill and other intangible assets, page 130

4.   We note that $374.6 million, or 10.6%, of your goodwill is allocated to "All Other." We also note that "All Other," within your Segment disclosure, includes other operating activities that are not directly attributable to the reported segments. Please tell us the specific reporting units to which "All Other" goodwill is assigned, and discuss the operations of those specific reporting units. Additionally, to the extent that goodwill is

assigned to reporting units that are aggregated within the "All Other" reportable segment, address how the net losses for each year presented impacted your goodwill impairment analysis.

Item 15. Exhibits, Financial Statement Schedules

5.   It appears that you have not filed the consulting arrangement with Robert E. Sadler, Jr. referred to on page 39 of your definitive proxy statement or the consulting agreement with Donald E. Foley described on page 40 of your definitive proxy statement. Please tell us why.

Definitive Proxy Statement on Schedule 14A

Process for Determining Executive Compensation, page 15

6.   Please expand your discussion to provide the following information:

- A quantified discussion of your corporate goals and the level of achievement.

- A discussion of each individual named executive officer's individual goals, quantified to the extent applicable. If the Nomination, Compensation and Governance Committee did not rely on goals determined at the beginning of the year, please discuss the factors the committee used in assessing each individual's performance.

- A discussion of how the committee used level of achievement of the corporate and individual goals to determine incentive compensation.

Director Compensation, page 38

7.   Please provide us with a description of the terms and conditions of Donald E. Foley's employment arrangement and tell us when the arrangement was agreed upon.

Corporate Governance of M&T Bank Corporation, page 41

8.   We note that the decision to engage McLagan to provide consulting services and survey information to management was made by management after consultation with the Nomination, Compensation and Governance Committee and that the decision to engage Aon to provide benefit administration and actuarial services to M&T Bank was made by management without consulting the committee. Tell us if your Board of Directors or the committee approved those services and confirm that you will include that information in future filings to the extent you are required to provide the information required by Item 407(e)(3) of Regulation S-K.

Form 10-Q/A for the Quarterly Period Ended June 30, 2012

Item 1. Financial Statements

Note 12. Fair value measurements

Loans, page 47

9.   We note that you estimate fair value for other collateral supporting commercial loans
        using assumptions not observable in the marketplace and, therefore, classify such
        calculations as Level 3. Please revise your future filings to disclose the significant
        unobservable inputs used in the fair value measurement of your loans classified as Level
        3, including the unobservable inputs for this collateral. Refer to ASC 820-10-50-2-bbb.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Nonperforming Asset and Past Due, Renegotiated and Impaired Loan Data, page 77

10.   We note your disclosure on page 79 that for junior lien loans where an entity other than
        you held a first lien mortgage, you cannot precisely determine whether there is a
        delinquency on such first lien mortgage. We also note your disclosure on page 78 that
        when performing your allowance assessment, you consider the repayment performance
        associated with first and second lien loans secured by residential real estate. Please tell
        us and revise your disclosure in future filings to discuss the procedures you perform to
        evaluate the performance of the associated senior liens in determining your accrual policy
        for your home equity loans and lines of credit in a junior lien position. In this regard, we
        refer to recent Interagency Supervisory Guidance issued by the FFIEC that reminds
        institutions that performance of the associated senior lien should be taken into
        consideration when determining the accrual policy for junior lien loans and that such
        factors should be considered prior to foreclosure of the senior lien or delinquency of the
        junior lien. Also, explain any differences between your consideration of senior liens in
        your accrual policy and your allowance policy.

Form 8-K Filed August 31, 2012

Exhibit 2.1

11.   Please refile the merger agreement with a list identifying the contents of all omitted
        schedules and include an agreement to furnish supplementally a copy of any omitted
        schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Staci Shannon at (202) 551-3374 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director